Exhibit 99.1

Castor Maritime Inc. Reports First Quarter Results for 2025

Limassol, Cyprus, August 11, 2025 – Castor Maritime Inc. (NASDAQ: CTRM) (“Castor” or the “Company”), a diversified global shipping and energy company, today announced its results for the three months ended March 31, 2025.

Highlights of the First Quarter Ended March 31, 2025:

■	Total vessel revenues: $11.3 million for the three months ended March 31, 2025, as compared to $20.4 million for the three months ended March 31, 2024, or a 44.6% decrease;
■
Net loss of $23.3 million for the three months ended March 31, 2025, as compared to net income of $22.3 million for the three months ended March 31, 2024, or a 204.5% decrease. The loss is primarily attributable to unrealized losses of $26.4 million recognized as of March 31, 2025, resulting from the remeasurement of our equity method investments to period-end fair market values;

■	Adjusted net income(1) of $4.9 million for the three months ended March 31, 2025, as compared to adjusted net income of $12.4 million for the three months ended March 31, 2024;
■	(Loss) / earnings per common share, basic: $(2.18) per share for the three months ended March 31, 2025, as compared to $2.23 per share for the three months March 31, 2024;
■	EBITDA (1): $(18.3) million for the three months ended March 31, 2025, as compared to $26.8 million for the three months ended March 31, 2024;
■	Adjusted EBITDA (1): $9.9 million for the three months ended March 31, 2025, as compared to $16.9 million for the three months ended March 31, 2024;
■	Cash of $78.3 million as of March 31, 2025, as compared to $87.9 million as of December 31, 2024;
■
On March 24, 2025, March 31, 2025 and April 29, 2025, Castor made partial prepayments to the term loan from Toro Corp. (“Toro”), amounting to $13,500,000, $34,000,000 and $14,000,000, respectively, in addition to $2,500,000 as part of the scheduled repayment of the loan. On May 5, 2025, we prepaid the amount of $36,000,000 that remained outstanding as of that date; and

■	For the three months ended March 31, 2025, the Company completed two vessel disposals and for the three months ended March 31, 2024, completed three vessel disposals.

(1) EBITDA, Adjusted EBITDA and adjusted net income are not recognized measures under United States generally accepted accounting principles (“U.S. GAAP”). Please refer to Appendix B for the definition of these measures and reconciliation to Net income / (Loss), the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Management Commentary for First Quarter 2025:

Mr. Petros Panagiotidis, Chief Executive Officer of Castor, commented:

“The first quarter of 2025 presented a challenging operating environment, with softer conditions in the dry bulk shipping market and a more modest contribution from our investment portfolio. Nevertheless, our underlying performance remained resilient, underpinned by disciplined operations, prudent cost management, and a commitment to long-term value creation.

Importantly, during the course of 2025, we successfully fully repaid the $100 million loan from Toro, which was used in part to finance the MPC Capital acquisition. Supported by a solid cash position of $78.3 million as of March 31, 2025, this achievement significantly strengthened our financial position, providing us with enhanced flexibility, lower financial risk, and greater capacity to fund future growth without the constraints of leverage.

Looking ahead, we remain firmly focused on executing our strategic priorities and actively pursuing attractive acquisition opportunities across the shipping and energy sectors to drive sustainable, long-term growth.”

Earnings Commentary:

First Quarter ended March 31, 2025, and 2024, Results

Total vessel revenues for the three months ended March 31, 2025, decreased to $11.3 million from $20.4 million in the same period of 2024. This variation was mainly driven by (i) the decrease in our Available Days (defined below) from 1,441 days in the three months ended March 31, 2024, to 1,068 days in the three months ended March 31, 2025, following the sale of four dry bulk vessels during the second quarter ended June 30, 2024, and the sale of one dry bulk vessel and one container vessel in the first quarter of 2025, as partially offset by the acquisitions of the M/V Magic Celeste on August 16, 2024, M/V Raphaela on October 3, 2024 and M/V Magic Ariel on October 9, 2024 and (ii) the decrease in prevailing charter rates of our dry bulk vessels.

Revenue from services for the three months ended March 31, 2025, amounted to $9.0 million and relates to revenue earned from our subsidiary acquired in late 2024, MPC Münchmeyer Petersen Capital AG (“MPC Capital”).  Revenue from services is generated through the following streams: (i) transaction services, (ii) management services for companies and assets, and (iii) ship management services.

There was an increase in voyage expenses to $1.11 million in the three months ended March 31, 2025, from $1.1 million in the same period of 2024, which was mainly associated with the increase of port and other expenses, partially offset by the decrease of brokerage commissions due to the decrease in our Available Days and prevailing charter rates of our dry bulk vessels.

Vessel operating expenses decreased by $2.4 million to $5.7 million in the three months ended March 31, 2025 from $8.1 million in the same period of 2024, mainly reflecting the decrease in the Ownership Days of our fleet to 1,094 days in the three months ended March 31, 2025, from 1,441 days in the same period in 2024.

Cost of revenue from services for the three months ended March 31, 2025, amounted to $4.7 million and relates to expenses for purchased services from third party providers and employee expenses from our newly acquired subsidiary MPC Capital.

Management fees in the three months ended March 31, 2025 amounted to $1.3 million, whereas in the same period of 2024, management fees totaled $1.4 million. This decrease in management fees is due to the net decrease in the total number of Ownership Days for which our managers charge us a daily management fee following the sales and acquisitions of vessels mentioned above, partly offset by a management fee adjustment for inflation under our Amended and Restated Master Management Agreement with effect from July 1, 2024.

Depreciation and amortization expenses are comprised of vessels’ depreciation, the amortization of vessels’ capitalized dry-dock costs, property and equipment depreciation and intangible assets amortization. Depreciation expenses decreased to $2.7 million in the three months ended March 31, 2025, from $3.5 million in the same period of 2024. The decrease by $0.8 million reflects mainly the net decrease in the Ownership Days of our fleet following the sales and acquisitions of vessels discussed above. Dry-dock and special survey amortization charges amounted to $0.2 million for the three months ended March 31, 2025, compared to a charge of $0.4 million in the respective period of 2024. This variation in dry-dock amortization charges primarily resulted from the decrease in aggregate amortization days, mainly as a result of the sale of vessels mentioned above. Further to the above, depreciation and amortization expenses for our asset management segment amounted to $0.6 million for the three-month period ended March 31, 2025, comprising property and equipment depreciation and intangible assets amortization.

General and administrative expenses in the three months ended March 31, 2025, amounted to $4.1 million, whereas, in the same period of 2024, general and administrative expenses totaled $1.9 million. This increase mainly reflects the $2.4 million costs related to the operations at the level of our subsidiary MPC Capital for the three-month period ended March 31, 2025.

Loss on vessels held for sale in the three months ended March 31, 2025, amounted to $5.6 million, representing the expected loss from the sale of the dry bulk vessel M/V Magic Callisto during the next twelve-month period (delivered to its new owners on April 28, 2025). During the three months ended March 31, 2024, for the dry bulk vessels that were classified as vessels held for sale, no loss on vessels held for sale was recorded, since each vessel’s estimated fair value less costs to sell exceeded each vessel’s carrying value.

Loss on sale of vessels in the three months ended March 31, 2025, amounted to $2.1 million following the sales of the: (i) M/V Ariana A on January 22, 2025 and (ii) M/V Magic Eclipse on March 24, 2025. Gain on sale of vessels in the three months ended March 31, 2024, amounted to $7.9 million following the sales of: (i) M/V Magic Moon on January 16, 2024, (ii) M/V Magic Nova on March 11, 2024 and (iii) M/V Magic Orion on March 22, 2024.

Net loss from equity method investments measured at fair value in the three months ended March 31, 2025 and 2024, amounted to $26.4 million and $0 million, respectively, resulting from the revaluation of such investments. These represent our share in MPC Container Ships ASA and MPC Energy Solutions N.V for which we have elected the fair value option.

Gain from equity method investments in the three months ended March 31, 2025 and 2024, amounted to $0.6 million and $0, respectively.

During the three months ended March 31, 2025, we incurred net interest costs and finance costs amounting to $1.3 million compared to $0.6 million during the same period in 2024. The increase is mainly associated with the decrease in interest income we earned from our time and cash deposits due to decreased average cash balances during the three months ended March 31, 2025.

Other income, net in the three months ended March 31, 2025, amounted to $11.7 million, which includes mainly (i) a realized gain on sale of equity securities of $2.0 million and an unrealized gain of $0.3 million from revaluing our investments in listed equity securities at period end market rates, (ii) dividend income on equity securities of $0.8 million and dividend income of $0.4 million from our investment in 140,000 1.00% Series A Fixed Rate Cumulative Perpetual Convertible Preferred Shares of Toro (the “Toro Series A Preferred Shares”), (iii) dividend income from equity method investments that are measured at fair value of $5.1 million, and (iv) foreign exchange gains of $3.0 million mainly resulting from the revaluation of the equity method investments.

Other income, net in the three months ended March 31, 2024, amounted to $11.1 million, which includes (i) an unrealized gain of $9.9 million from revaluing our investments in listed equity securities at period end market rates, (ii) dividend income on equity securities of $0.8 million and (iii) dividend income of $0.4 million from our investment in 140,000 Toro Series A Preferred Shares.

Recent Financial Developments Commentary:

Liquidity/Financing/Cash flow update

Our consolidated cash position as of March 31, 2025, decreased by $9.6 million to $78.3 million, as compared to our cash position on December 31, 2024, which amounted to $87.9 million. The decrease was mainly the result of: (i) $1.7 million of net operating cash outflows during the three months ended March 31, 2025, (ii) $2.6 million used for the acquisition of equity method investments, (iii) $50.5 million used for scheduled principal repayments, early prepayments in connection with the sale of vessels and voluntary prepayments, on our debt, (iv) $0.9 million of dividends paid relating to our 5.00% Series D Cumulative Perpetual Convertible Preferred Shares, as offset by (v) $29.2 million inflow of net proceeds from the sales of the M/V Ariana A and M/V Magic Eclipse, (vi) $1.5 million of advance deposit received in connection with the sale of vessel M/V Magic Callisto, (vii) $1.6 million proceeds related to a loan facility, and (viii) net inflows of $13.1 million associated with the purchase and sale of equity securities.

As of March 31, 2025, our total debt, gross of unamortized deferred loan fees, was $55.1 million, of which $51.1 million is repayable within one year, as compared to $103.7 million of gross total debt as of December 31, 2024, a decrease mainly due to the prepayments made in connection with vessel dispositions and voluntary prepayments of our long term debt.

More specifically, on March 24, 2025 and March 31, 2025, Castor made partial prepayments to Toro for its term loan amounting to $13,500,000 and $34,000,000, respectively, in addition to $2,500,000 as part of the scheduled repayment of the loan. The amount of $50.0 million of the term loan is classified under ‘Current portion of long-term debt’ as of March 31, 2025.

As of March 31, 2025, the remaining debt balance of $5.1 million pertained to our asset management segment.

On April 29, 2025 we prepaid $14,000,000 of the term loan from Toro, and on May 5, 2025, we prepaid the amount of $36,000,000 that remained outstanding as of that date.

Recent Business Developments Commentary:

Equity method investments

Castor Maritime Inc.’s subsidiary, MPCC CSI LTD., a company affiliated with MPC Capital, acquired after the  end of first quarter of 2025, 3.44% shares in MPC Container Ships ASA (“MPCC”), resulting in MPC Capital and its affiliated entities, collectively increasing their holding of total shares and voting rights in MPCC from approximately 16.68% to 20.12%, or 89,260,056 shares. MPC Capital is the founding shareholder of MPCC.

MPC Capital acquired a 50% share in BestShip GmbH & Cie, KG from the Norwegian Wilhelmsen Group at the start of January 2025. BestShip provides IT-based assessments of vessels for improving energy efficiency and reducing emissions, and advises on how to realize improvements. BestShip provides services for around 450 vessels.

Loan updates

On January 13, 2025, a wholly-owned subsidiary of MPC Capital drew an additional €1.5 million out of the loan facility from Ostfriesische Volksbank eG.

Sale of vessels

We have completed the sale of the four vessels listed below:

Vessel Name	Type	Capacity (dwt)	Year Built	Country of Construction	Date of agreement	Sale Price (in million)	Delivery date
Ariana A	2,700 TEU (Containership)	38,117	2005	Germany	November 13, 2024	$16.50	January 22, 2025
Gabriela A	2,700 TEU (Containership)	38,121	2005	Germany	December 4, 2024	$19.30	May 7, 2025
Magic Eclipse	Panamax (Dry Bulk carrier)	74,940	2011	Japan	March 6, 2025	$13.5	March 24, 2025
Magic Callisto	Panamax (Dry Bulk carrier)	74,930	2012	Japan	March 11, 2025	$14.5	April 28, 2025

On July 29, 2025, we successfully completed a sale and leaseback transaction for the M/V Magic Thunder, a 2011-built Kamsarmax bulk carrier vessel with a Japanese counterparty. The bareboat financing amounts to $14.6 million, has a duration of five years, and a purchase option for the Company, beginning at the end of the second year of the bareboat charter period.

Fleet Employment Status (as of August 8, 2025)

During the three months ended March 31, 2025, we operated on average 12.2 vessels earning a Daily TCE Rate(2) of $9,555 as compared to an average of 15.8 vessels earning a Daily TCE Rate(2) of $13,411 during the same period in 2024.

Our employment profile as of August 8, 2025 is presented immediately below.

(2) Daily TCE Rate is not a recognized measure under U.S. GAAP. Please refer to Appendix B for the definition and reconciliation of this measure to Total vessel revenues, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Dry Bulk Carriers

Vessel Name	Type	Capacity (dwt)	Year Built	Country of Construction	Type of Employment(1)	Daily Gross Charter Rate	Estimated Redelivery Date
							Earliest	Latest
Magic Thunder	Kamsarmax	83,375	2011	Japan	TC period	$13,450 per day (2)(3)	-(4)	-(4)
Magic Perseus	Kamsarmax	82,158	2013	Japan	TC period	$12,550 per day(5)	-(4)	-(4)
Magic Starlight	Kamsarmax	81,048	2015	China	TC period	$11,256 per day (6)	-(4)	-(4)
Magic Mars	Panamax	76,822	2014	Korea	TC period	$13,300 per day (7) (8)	-(4)	-(4)
Magic P	Panamax	76,453	2004	Japan	Panamax Pool (9)	N/A	-(10)	-(10)
Magic Pluto	Panamax	74,940	2013	Japan	TC period	100% of BPI4TC (7)	-(4)	-(4)
Magic Ariel	Kamsarmax	81,845	2020	China	TC period	108% of BPI5TC(2)	-(4)	-(4)
Magic Celeste	Ultramax	63,310	2015	China	TC period	$14,150 per day (11)(12)	-(4)	-(4)

Containerships
Vessel Name	Type	Capacity (dwt)	Year Built	Country of Construction	Type of Employment	Daily Gross Charter Rate ($/day)	Estimated Redelivery Date
							Earliest	Latest
Raphaela	Containership	26,811	2008	Turkey	TC period	$19,250	Oct-25	Dec-25

(1)	TC stands for time charter.
(2)
The benchmark vessel used in the calculation of the average Baltic Panamax Index 5TC routes (“BPI5TC”) is a non-scrubber fitted 82,000mt dwt vessel (Kamsarmax) with specific age, speed–consumption, and design characteristics.

(3)
The vessel’s daily gross charter rate is equal to 97% of BPI5TC(2). In accordance with the prevailing charter party, on July 8, 2025, we converted the index-linked rate to fixed from August 1, 2025 until October 31, 2025 at a rate of $13,450 per day. Thereafter, the rate will be converted back to index-linked.

(4)	In accordance with the prevailing charterparty, both parties (owners and charterers) have the option to terminate the charter by providing 3 months’ written notice to the other party.
(5)
The vessel’s daily gross charter rate is equal to 100% of BPI5TC(2). In accordance with the prevailing charter party, on April 24, 2025, we converted the index-linked rate to fixed from May 1, 2025 until September 30, 2025 at a rate of $12,550 per day. Thereafter, the rate will be converted back to index-linked.

(6)
The vessel’s daily gross charter rate is equal to 98% of BPI5TC(2). In accordance with the prevailing charter party, on April 10, 2025, we converted the index-linked rate to fixed from July 1, 2025 until September 30, 2025 at a rate of $11,256 per day. Thereafter, the rate will be converted back to index-linked.

(7)
The benchmark vessel used in the calculation of the average of the Baltic Panamax Index 4TC routes (“BPI4TC”) is a non-scrubber fitted 74,000mt dwt vessel (Panamax) with specific age, speed – consumption, and design characteristics.

(8)
The vessel’s daily gross charter rate is equal to 102% of BPI4TC(7). In accordance with the prevailing charter party, on August 5, 2025, we converted the index-linked rate to fixed from August 1, 2025 until December 31, 2025 at a rate of $13,300 per day. Thereafter, the rate will be converted back to index-linked.

(9)	The vessel is currently participating in an unaffiliated pool specializing in the employment of Panamax/Kamsarmax dry bulk vessels.
(10)	Under the prevailing pool agreement, owners may terminate the charter by giving three months’ written notice.
(11)
The benchmark vessel used in the calculation of the average of the Baltic Supramax Index 10TC routes (“BSI10TC”) is a non-scrubber fitted 58,000mt dwt vessel (Supramax) with specific age, speed–consumption, and design characteristics.

(12)
The vessel’s daily gross charter rate is equal to 111% of BSI10TC (11). In accordance with the prevailing charter party, on July 10, 2025, we converted the index-linked rate to fixed from August 1, 2025 until December 31, 2025 at a rate of $14,150 per day. Thereafter, the rate will be converted back to index-linked.

Financial Results Overview:

Set forth below are selected financial data for each of the three months ended March 31, 2025, and 2024, respectively:

	Three Months Ended
(Expressed in U.S. dollars)	March 31, 2025 (unaudited)	March 31, 2024 (unaudited)
Total vessel revenues	$11,322,496	$20,390,247
Revenue from services	$9,021,663	$—
Operating (loss)/income	$(33,448,226)	$11,887,666
Net (loss)/income, net of taxes	$(23,346,862)	$22,331,746
Adjusted net income, net of taxes	$4,860,721	$12,403,491
EBITDA(1)	$(18,315,626)	$26,808,535
Adjusted EBITDA(1)	$9,891,957	$16,880,280
(Loss)/earnings per common share, basic attributable to Castor Maritime Inc. common shareholders	$(2.18)	$2.23
(Loss)/earnings per common share, diluted attributable to Castor Maritime Inc. common shareholders	$(2.18)	$1.09

(1) EBITDA, Adjusted EBITDA and Adjusted net income are not recognized measures under U.S. GAAP. Please refer to Appendix B of this release for the definition and reconciliation of these measures to Net (loss)/income, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Consolidated Fleet Selected Financial and Operational Data:

Set forth below are selected financial and operational data which are applicable only for our dry bulk and containership segments for each of the three months ended March 31, 2025, and 2024, respectively, that we believe are useful in analyzing trends in our results of operations.

	Three Months Ended March 31,
(Expressed in U.S. dollars except for operational data)	2025	2024
Ownership Days(1)(7)	1,094	1,441
Available Days(2)(7)	1,068	1,441
Operating Days(3)(7)	1,064	1,419
Daily TCE Rate(4)	$9,555	$13,411
Fleet Utilization(5)	99.6%	98.5%
Daily vessel operating expenses(6)	$5,180	$5,637

(1)	Ownership Days are the total number of calendar days in a period during which we owned a vessel.
(2)	Available Days are the Ownership Days in a period less the aggregate number of days our vessels are off-hire due to scheduled repairs, dry-dockings or special or intermediate surveys.
(3)	Operating Days are the Available Days in a period after subtracting unscheduled off-hire and idle days.
(4)
Daily TCE Rate is not a recognized measure under U.S. GAAP. Please refer to Appendix B for the definition and reconciliation of this measure to Total vessel revenues, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

(5)	Fleet Utilization is calculated by dividing the Operating Days during a period by the number of Available Days during that period.
(6)	Daily vessel operating expenses are calculated by dividing vessel operating expenses for the relevant period by the Ownership Days for such period.
(7)	Our definitions of Ownership Days, Available Days, Operating Days, Fleet Utilization may not be comparable to those reported by other companies.

APPENDIX A

CASTOR MARITIME INC.

Unaudited Condensed Consolidated Statements of Comprehensive (Loss)/Income

(Expressed in U.S. Dollars—except for number of share data)

(In U.S. dollars except for number of share data)	Three Months Ended March 31,
	2025	2024
REVENUES
Time charter revenues	$11,322,496	$20,390,247
Total vessel revenues	$11,322,496	$20,390,247
Revenue from services (including related party revenues)	$9,021,663	$—
Total revenues	$20,344,159	$20,390,247
EXPENSES
Voyage expenses (including commissions to related party)	(1,117,692)	(1,064,734)
Vessel operating expenses	(5,667,151)	(8,123,197)
Cost of revenue from services	(4,723,514)	—
Management fees - related parties	(1,279,215)	(1,422,798)
Depreciation and amortization	(3,449,413)	(3,855,832)
General and administrative expenses (including related party fees)	(4,133,036)	(1,929,550)
Loss on vessels held for sale	(5,554,777)	—
Provision for doubtful accounts	(4,981)	—
(Loss) / gain on sale of vessels	(2,084,289)	7,893,530
Net gain on disposal of assets	19,256	—
Net gain from equity method investments	569,498	—
Net loss from equity method investments measured at fair value	(26,367,071)	—
Operating (loss)/income	$(33,448,226)	$11,887,666
Interest and finance costs, net (1) (including related party interest expense)	(1,287,414)	(557,668)
Other income, net	11,683,187	11,065,037
Income taxes	(294,409)	(63,289)
Net (loss)/income	$(23,346,862)	$22,331,746
Less: Net loss attributable to the non-controlling interest	4,261,079	—
Net (loss)/income attributable to Castor Maritime Inc.	(19,085,783)	22,331,746
Dividend on Series D Preferred Shares	(1,250,000)	(631,944)
Deemed dividend on Series D Preferred Shares	(712,537)	(123,813)
Net (loss)/income attributable to common shareholders of Castor Maritime Inc.	$(21,048,320)	$21,575,989
Other comprehensive income:
Foreign currency translation	9,187,348	—
Net cash flow hedges	256,907	—
Other comprehensive income	9,444,255	—
Other comprehensive income attributable to noncontrolling interests	(2,458,445)	—
Other comprehensive income attributable to Castor Maritime Inc.	6,985,810	—

Total comprehensive (loss)/income	(13,902,607)	22,331,746
Less: Comprehensive loss attributable to noncontrolling interests	1,802,634	—
Total comprehensive (loss)/income attributable to Castor Maritime Inc.	(12,099,973)	22,331,746

(Loss)/earnings per common share, basic attributable to Castor Maritime Inc. common shareholders, Total	$(2.18)	$2.23
(Loss)/earnings per common share, diluted attributable to Castor Maritime Inc. common shareholders, Total	$(2.18)	$1.09
Weighted average number of common shares outstanding, basic	9,662,354	9,662,354
Weighted average number of common shares outstanding, diluted	9,662,354	20,564,123

(1)	Includes interest and finance costs and interest income, if any.

CASTOR MARITIME INC.
Unaudited Condensed Consolidated Balance Sheets
(Expressed in U.S. Dollars—except for number of share data)

	March 31, 2025	December 31, 2024
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$78,344,850	$87,896,786
Due from related parties	8,022,823	6,393,625
Assets held for sale	65,444,538	69,430,788
Investment in equity securities	58,330,216	69,119,010
Other current assets	24,166,835	21,018,015
Total current assets	234,309,262	253,858,224

NON-CURRENT ASSETS:
Vessels, net	162,922,583	200,443,193
Due from related parties	2,893,839	3,504,667
Investment in related party	117,560,467	117,560,467
Equity method investments	55,169,902	50,503,722
Equity method investments measured at fair value	95,902,510	115,455,048
Intangible assets, net	19,598,101	19,323,603
Goodwill	22,006,417	17,932,243
Other non-currents assets	22,615,984	18,795,754
Total non-current assets	498,669,803	543,518,697
Total assets	732,979,065	797,376,921

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt, net	1,094,724	1,053,156
Current portion of long-term debt, related party, net	49,900,372	9,970,623
Liabilities directly associated with assets held for sale	18,245,154	17,656,371
Due to related parties, current	1,108,639	889,020
Accrued liabilities	16,824,163	23,045,515
Other current liabilities	13,883,988	11,787,100
Total current liabilities	101,057,040	64,401,785
NON-CURRENT LIABILITIES:
Long-term debt, net	4,047,958	2,603,900
Long-term debt, related party, net	-	89,921,162
Deferred tax liabilities	10,520,096	8,096,383
Other non-current liabilities	6,714,322	6,887,969
Total non-current liabilities	21,282,376	107,509,414
Total liabilities	122,339,416	171,911,199

MEZZANINE EQUITY
5.00% Series D fixed rate cumulative perpetual convertible preferred shares: 50,000 and 100,000 shares issued and outstanding as of March 31, 2025 and December 31, 2024, respectively, aggregate liquidation preference of $100,000,000 and $100,000,000 as of March 31, 2025 and December 31, 2024, respectively	78,420,795	77,708,258
Total mezzanine equity	78,420,795	77,708,258

SHAREHOLDERS’ EQUITY
Common shares, $0.001 par value; 1,950,000,000 shares authorized; 9,662,354 issued and outstanding as of March 31, 2025 and December 31, 2024	9,662	9,662
Series B Preferred Shares - 12,000 shares issued and outstanding as of March 31, 2025 and December 31, 2024	12	12
Additional paid-in capital	265,341,318	265,389,338
Retained Earnings	207,478,833	228,527,153
Accumulated other comprehensive income / (loss)	5,476,623	(1,509,187)
Total Castor Maritime Inc. shareholders’ equity	478,306,448	492,416,978
Noncontrolling interests	53,912,406	55,340,486
Total shareholders’ equity	532,218,854	547,757,464
Total liabilities, mezzanine equity and shareholders’ equity	$732,979,065	$797,376,921

CASTOR MARITIME INC.
Unaudited Consolidated Statements of Cash Flows

(Expressed in U.S. Dollars)	Three Months Ended March 31,
	2025	2024
Cash Flows (used in) / provided by Operating Activities:
Net (loss) / income	$(23,346,862)	$22,331,746
Adjustments to reconcile net (loss) / income to net cash (used in) / provided by Operating Activities:
Depreciation and amortization	3,449,413	3,855,832
Amortization and write off of deferred finance charges	8,587	146,093
Amortization of fair value of acquired time charters	119,733	265,173
Straight line amortization of hire	52,084	(872,557)
Loss / (gain) on sale of vessels	2,084,289	(7,893,530)
Loss on vessels held for sale	5,554,777	—
Provision for doubtful accounts	4,981	—
Share-based compensation	53,753	—
Non-cash compensation (transfer of shares)	272,780	—
Net gain on dispositions of assets	(19,256)	—
Unrealized gains from equity method investments	(569,498)	—
Unrealized losses from equity method investments measured at fair value	26,367,071	—
Dividend income from equity method investments measured at fair value	(5,143,521)	—
Unrealized foreign exchange gains from equity method investments	(3,179,953)	—
Realized gain on sale of equity securities	(1,980,684)	—
Unrealized gain on equity securities	(291,347)	(9,787,434)
Non-cash effects from translation to reporting currency	(89,232)	—
Changes in operating assets and liabilities:
Accounts receivable trade, net	(1,955,462)	1,165,592
Inventories	818,493	254,987
Due from/to related parties	(1,030,053)	2,214,172
Prepaid expenses and other assets	(1,271,340)	465,090
Accounts payable	2,064,552	(1,065,765)
Accrued liabilities	(6,589,824)	347,392
Income tax receivable / payable	(695,443)	—
Derivative assets and liabilities, net	(467,075)	—
Deferred revenue	49,137	(95,940)
Dry-dock costs paid	(1,148,908)	—
Dividends received from equity method investments measured at fair value	5,143,521	—
Net Cash (used in) / provided by Operating Activities	(1,735,287)	11,330,851

Cash flow provided by Investing Activities:
Vessel acquisitions and other vessel improvements	(106,375)	(18,923)
Purchase of equity securities	(8,880,477)	(3,757,725)
Advance received for sale of vessel	1,450,000	4,950,000
Acquisitions of property and equipment, net	(112,563)	—
Proceeds from sale of equity securities	21,936,807	—
Net proceeds from sale of vessels	29,191,321	43,842,720
Payments for acquisition of equity method investments	(2,595,745)	—
Net cash provided by Investing Activities	40,882,968	45,016,072

Cash flows used in Financing Activities:
Dividends paid on Series D Preferred Shares	(847,222)	(625,000)
Repayment of long-term debt	(50,527,407)	(11,438,590)
Proceeds from long-term debt	1,577,002	—
Payment of deferred financing costs	(110,000)	—
Net cash used in Financing Activities	(49,907,627)	(12,063,590)

Effect of exchange rate changes on cash, cash equivalents and restricted cash	1,289,919	—
Net (decrease) / increase in cash, cash equivalents, and restricted cash	(9,470,027)	44,283,333
Cash, cash equivalents and restricted cash at the beginning of the period	88,616,996	120,901,147
Cash, cash equivalents and restricted cash at the end of the period	$79,146,969	$165,184,480

APPENDIX B

Non-GAAP Financial Information

Daily Time Charter (“TCE”) Rate. The Daily Time Charter Equivalent Rate (“Daily TCE Rate”) is a measure of the average daily revenue performance of a vessel. The Daily TCE Rate is not a measure of financial performance under U.S. GAAP (non-GAAP measure) and should not be considered as an alternative to any measure of financial performance presented in accordance with U.S. GAAP. We calculate Daily TCE Rate by dividing total revenues (time charter and/or voyage charter revenues, and/or pool revenues, net of charterers’ commissions), less voyage expenses, by the number of Available Days during that period. Under a time charter, the charterer pays substantially all the vessel voyage related expenses. However, we may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time or other charter, during periods of commercial waiting time or while off-hire during dry-docking. Under voyage charters, the majority of voyage expenses are generally borne by us whereas for vessels in a pool, such expenses are borne by the pool operator. The Daily TCE Rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a company’s performance and management believes that the Daily TCE Rate provides meaningful information to our investors since it compares daily net earnings generated by our vessels irrespective of the mix of charter types (i.e., time charter, voyage charter, or other) under which our vessels are employed between the periods while it further assists our management in making decisions regarding the deployment and use of our vessels and in evaluating our financial performance. Our calculation of the Daily TCE Rates may be different from and may not be comparable to that reported by other companies.

The following table reconciles the calculation of the Daily TCE Rate which is applicable only for our dry bulk and containership fleet to Total vessel revenues (applicable only to dry bulk and containership segments) for the periods presented (amounts in U.S. dollars, except for Available Days):

	Three Months Ended March 31,
(In U.S. dollars, except for Available Days)	2025	2024
Total vessel revenues	$11,322,496	$20,390,247
Voyage expenses - including commissions to related party	(1,117,692)	(1,064,734)
TCE revenues	$10,204,804	$19,325,513
Available Days	$1,068	$1,441
Daily TCE Rate	$9,555	$13,411

EBITDA and Adjusted EBITDA. EBITDA and Adjusted EBITDA are not measures of financial performance under U.S. GAAP, do not represent and should not be considered as an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance presented in accordance with U.S. GAAP. We define EBITDA as earnings before interest and finance costs (if any), net of interest income, taxes (when incurred), depreciation and amortization of deferred dry-docking costs. Adjusted EBITDA represents EBITDA adjusted to exclude unrealized gain/loss on equity securities and equity method investments (including those measured at fair value) and non-recurring expenses, which the Company believes are not indicative of the ongoing performance of its core operations. EBITDA and Adjusted EBITDA are used as supplemental financial measure by management and external users of financial statements to assess our operating performance. We believe that EBITDA and Adjusted EBITDA assists our management by providing useful information that increases the comparability of our operating performance from period to period and against the operating performance of other companies in our industry that provide EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, depreciation and amortization and taxes for EBITDA, and further excluding unrealized gains/loss on securities and non-recurring expenses for Adjusted EBITDA, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. We believe that including EBITDA and Adjusted EBITDA as measures of operating performance benefits investors in (a) selecting between investing in us and other investment alternatives and (b) monitoring our ongoing financial and operational strength. Our basis of computing EBITDA and Adjusted EBITDA as presented below may be different from and may not be comparable to similarly titled measures of other companies.

The following table reconciles EBITDA and Adjusted EBITDA to Net (loss)/ income, the most directly comparable U.S. GAAP financial measure, for the periods presented:

	Three Months Ended March 31,
(In U.S. dollars)	2025	2024
Net (loss)/ income, net of taxes	$(23,346,862)	$22,331,746
Depreciation and amortization	3,449,413	3,855,832
Interest and finance costs, net (1)	1,287,414	557,668
Income taxes	294,409	63,289
EBITDA	$(18,315,626)	$26,808,535
Unrealized (gain) / loss on equity securities	(291,347)	(9,928,255)
Net (gain) / loss from equity method investments	(569,498)	—
Unrealized (gains) / losses from equity method investments measured at fair value	26,367,071	—
Unrealized foreign exchange (gains) / losses from equity method investments	(3,179,953)	—
(Gain) / Loss on vessels held for sale	5,554,777	—
Share-based compensation	53,753	—
Non-cash compensation (transfer of shares)	272,780	—
Adjusted EBITDA	$9,891,957	$16,880,280

(1)	Includes interest and finance costs and interest income, if any.

Adjusted Net Income. To derive Adjusted Net Income/(Loss) from Net Income/(Loss), we exclude certain non-cash items, as provided in the table below. We believe that Adjusted Net Income assists our management and investors by increasing the comparability of our performance from period to period since each such measure eliminates the effects of such non-cash item as unrealized losses from investments measured at fair value and other items which may vary from year to year, for reasons unrelated to overall operating performance. Our method of computing Adjusted Net Income may not necessarily be comparable to other similarly titled captions of other companies due to differences in methods of calculation. The following table reconciles Adjusted Net Income for the periods presented:

Adjusted Net Income Reconciliation

	Three Months Ended March 31,
(In U.S. dollars)	2025	2024

Net (Loss) / Income, net of taxes	$(23,346,862)	$22,331,746
Unrealized (gain) / loss on equity securities	(291,347)	(9,928,255)
Net (gain) / loss from equity method investments	(569,498)	—
Unrealized (gains) / losses from equity method investments measured at fair value	26,367,071	—
Unrealized foreign exchange (gains) / losses from equity method investments	(3,179,953)	—
(Gain) / Loss on vessels held for sale	5,554,777	—
Share-based compensation	53,753	—
Non-cash compensation (transfer of shares)	272,780	—
Adjusted net income, net of taxes	$4,860,721	$12,403,491

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. We are including this cautionary statement in connection with this safe harbor legislation. The words “believe”, “anticipate”, “intend”, “estimate”, “forecast”, “project”, “plan”, “potential”, “will”, “may”, “should”, “expect”, “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of current or historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these forward-looking statements, including these expectations, beliefs or projections. In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward‐looking statements include generally: the effects of the spin-off of our tanker business, the effects of our acquisition of MPC Münchmeyer Petersen Capital AG, our business strategy, expected capital spending and other plans and objectives for future operations, dry bulk and containership market conditions and trends, including volatility in charter rates (particularly for vessels employed in short-term time charters or index linked period time charters), factors affecting supply and demand, fluctuating vessel values, opportunities for the profitable operations of dry bulk and container vessels and the strength of world economies, changes in the size and composition of our fleet, our ability to realize the expected benefits from our past or future vessel acquisitions, our ability to realize the expected benefits of vessel acquisitions, increased transactions costs and other adverse effects (such as lost profit) due to any failure to consummate any sale of our vessels, our relationships with our current and future service providers and customers, including the ongoing performance of their obligations, dependence on their expertise, compliance with applicable laws, and any impacts on our reputation due to our association with them, our ability to borrow under existing or future debt agreements or to refinance our debt on favorable terms and our ability to comply with the covenants contained therein, in particular due to economic, financial or operational reasons, our continued ability to enter into time or voyage charters with existing and new customers and to re-charter our vessels upon the expiry of the existing charters, changes in our operating and capitalized expenses, including bunker prices, dry-docking, insurance costs, costs associated with regulatory compliance, and costs associated with climate change, our ability to fund future capital expenditures and investments in the acquisition and refurbishment of our vessels (including the amount and nature thereof and the timing of completion thereof, the delivery and commencement of operations dates, expected downtime and lost revenue), instances of off-hire, due to vessel upgrades and repairs, competition in the shipping and energy infrastructure management business, our ability to identify and develop new investment projects, our ability to maintain and increase the volume of the assets under our management and therefore our ability to earn fees, the financial performance or our investees over which we do not exercise control, fluctuations in interest rates and currencies, including the value of the U.S. dollar relative to other currencies, any malfunction or disruption of information technology systems and networks that our operations rely on or any impact of a possible cybersecurity breach, existing or future disputes, proceedings or litigation, future sales of our securities in the public market and our ability to maintain compliance with applicable listing standards, volatility in our share price, including due to high volume transactions in our shares by retail investors, potential conflicts of interest involving affiliated entities and/or members of our board of directors, senior management and certain of our service providers that are related parties, general domestic and international political conditions or events, including armed conflicts such as the war in Ukraine and the conflict in the Middle East, acts of piracy or maritime aggression, such as recent maritime incidents involving vessels in and around the Red Sea, sanctions, “trade wars”, tariffs, global public health threats and major outbreaks of disease, changes in seaborne and other transportation, including due to the maritime incidents in and around the Red Sea, fluctuating demand for dry bulk and container vessels and/or disruption of shipping routes due to accidents, political events, international sanctions, international hostilities and instability, piracy or acts of terrorism, changes in governmental rules and regulations or actions taken by regulatory authorities, including changes to environmental regulations applicable to the shipping industry, accidents, the impact of adverse weather and natural disasters and any other factors described in our filings with the SEC. The information set forth herein speaks only as of the date hereof, and we disclaim any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this communication, except to the extent required by applicable law. New factors emerge from time to time, and it is not possible for us to predict all or any of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these foregoing and other risks and uncertainties. These factors and the other risk factors described in this press release are not necessarily all of the important factors that could cause actual results or developments to differ materially from those expressed in any of our forward-looking statements. Given these uncertainties, investors are cautioned not to place undue reliance on such forward-looking statements.

CONTACT DETAILS
For further information please contact:

Investor Relations
Castor Maritime Inc.
Email: ir@castormaritime.com

Media Contact:
Kevin Karlis
Capital Link
Email: castormaritime@capitallink.com